SOLAR3D, INC.
6500 Hollister Avenue, Suite130
Goleta, California 93117
Telephone: (805) 690-9000

January 10, 2013

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention:	Larry Spirgel, Assistant Director

Re:	Solar3D, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 28, 2012
File No. 000-49805

Dear Commission:

Solar3D, Inc. hereby acknowledges the following in connection with the filing of the above referenced Report on Form 10-K:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James Nelson
James Nelson, Chief Executive Officer of
Solar3D, Inc.